United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

January 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐ No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐ No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

LISTED COMPANY

CORPORATE TAX CODE (CNPJ) No. 33.592.510/0001-54

BOARD OF TRADE REGISTRATION (NIRE) No. 33.300.019.766

EXCERPT OF THE MINUTES OF THE

ORDINARY BOARD OF DIRECTORS MEETING

On January 28, 2021, at 9:00 am, met, by videoconference, Messrs. José Maurício Pereira Coelho – Presidente, Fernando Jorge Buso Gomes – Vice-Presidente, Eduardo de Oliveira Rodrigues Filho, Isabella Saboya de Albuquerque, José Luciano Duarte Penido, Marcel Juviniano Barros, Marcelo Gasparino da Silva, Murilo Cesar Lemos dos Santos Passos, Oscar Augusto de Camargo Filho, Roger Allan Downey, Sandra Maria Guerra de Azevedo, Toshiya Asahi, Iran da Cunha Santos, and also Mr. Luiz Gustavo Gouvêa, as Governance Secretary of Vale, having resolved upon the following: “AMENDMENTS TO THE BYLAWS AND CALL FOR EXTRAORDINARY SHAREHOLDERS’ MEETING – After explanations provided by Messrs. José Maurício Coelho, Pedro Parente and Alexandre Gonçalves Silva, members of the Nomination Committee, accompanied by Messrs. Paulo Aragão and Roberto Dias Carneiro, both from BMA Advogados (“BMA”), and Nelson Eizirik and Marcus de Freitas Henriques, from Eizirik Advogados, the Board of Directors approved the proposal to amend the Company's Bylaws to reflect recommendations for improvements in corporate governance prepared by the Nomination Committee, as well as wording adjustments proposed by the Personnel and Governance Committee and by the Board of Directors, with the consequent call for the Extraordinary General Meeting, to be held on 03/01/2021, at 10 am, under the terms of the Call Notice. The manifestations of dissenting votes about the amendments to items IV, V, VI of §10, of Article 11, presented by the Directors Marcelo Gasparino da Silva and Isabella Saboya, pursuant to Exhibit II and III to these minutes, are hereby consigned.” I hereby attest that the item above reflects the decision taken by the Board of Directors.

Rio de Janeiro, January 29, 2021.

Luiz Gustavo Gouvêa

Secretary

LISTED COMPANY

CORPORATE TAX CODE (CNPJ) No. 33.592.510/0001-54

BOARD OF TRADE REGISTRATION (NIRE) No. 33.300.019.766

EXHIBIT II

VALE – BOARD OF DIRECTORS MEETING (BDM) OF 1/28/2021

STATEMENT AND VOTE OF DIRECTOR GASPARINO DA SILVA

Item 1.2 – Amendment to the Company’s By-Laws

Mr. Chairman of the Board of Directors

As this Board is aware, on 1/16/21, I submitted suggestions for the revision of the Proposed Amendment to the By-Laws of Vale S/A (“Company”), which will be submitted to the Extraordinary Shareholders’ Meeting (“ESM”) and, also, in view of the productive debate that took place at the meeting of the Personnel and Governance Committee together with the Nomination Committee that took place on 1/21/21, where the experts hired by the Company - Mr. Paulo Aragão and Mr. Nelson Eizirik - issued their opinions, with which I respectfully disagree in part, I submit my statement of vote to this Board of Directors Meeting (“BDM”), and I hereby request that an excerpt be recorded in the body of the minutes and that its full content be attached and disclosed to the market through the Company’s IR website and the CVM/B3 websites, with the respective minutes of the meeting.

Proposed Amendment to the By-Laws – Election of Directors

I present my proposals, arguments and vote:

1.	Regarding Article 11 of the Proposal:

Article 11 – The Board of Directors, a joint decision-making body, shall be elected by the General Meeting, as set forth in this article, and shall be formed of a minimum of [11] (eleven) and a maximum of 13 (thirteen) members, and one of whom shall be the Chairman of the Board and another shall be the Vice-Chairman.

1.	Regarding Item IV of Paragraph 10 of Article 11 of the Proposal:

IV – Each candidate on the list submitted to the General Meeting by the Board of Directors, as well as any separate candidate submitted by the date of the meeting, shall be subject to individual voting; votes in favor and votes against their election shall be collected and they shall be elected if the number of favorable votes is greater than the number of votes against, disregarding blank ballots;

LISTED COMPANY

CORPORATE TAX CODE (CNPJ) No. 33.592.510/0001-54

BOARD OF TRADE REGISTRATION (NIRE) No. 33.300.019.766

It does not seem conceivable that a company like Vale, whose values are largely reinforced in the media in view of its significant history, seeks to suppress, once again, the minority, but now in relation to its shareholders, implementing the negative vote as a casting vote. A company without a controlling shareholder lives by its shareholders and not on one specific shareholder or another, whose shareholding position is more relevant than the others.

The proposal, as submitted by management to the Board of Directors, is unjustified and may be interpreted as deceptive and, moreover, deviates from a proper electoral process, in which the voting process must be completed with the filling of all seats, and the “votes against,” submitted on an ADR ballot or an Absentee Ballot (which always includes the options “in favor,” “against” and “abstention”), cannot be computed to undo or disregard those who voted in favor of the name. These votes are null, invalid... Voting against in the election of a director corresponds to annulling the vote.

In fact, I think it is important to emphasize that this rule allows a shareholder or a few shareholders to use their shares to elect their candidates and, in an unusual way, to use the same shares to reject others. Well, where is Governance then?

I remind my colleagues on the Board that a similar issue has already been considered by the Brazilian Securities and Exchange Commission (“CVM”), within the scope necessary to form an interpretation of the Collective Body, when considering Investor Complaint in CVM Case no. RJ-2015-2925 that specifically analyzed what is intended to be included in this item; see this brief summary:

“...

6. “In relation to disregarding the votes entered by the signatories to the shareholders’ agreement in the election of the eighth member of the Board of Directors of Usiminas, we acknowledge that, in our opinion, there is no possibility of calculating the votes against in the election of directors, which should, if rendered, be disregarded for the purposes of the quorum necessary to pass resolutions, pursuant to article 129 of Law No. 6,404/76” (emphasis added)

Article 129 of the Brazilian Corporation Law states:

“Article 129. The resolutions of the shareholders’ general meeting, except as otherwise provided by law, shall be made by an absolute majority of votes, and blank votes shall not be counted.”

A veto of members of the Board of Directors does not take place by using a negative vote and, thereby, impeding the election, but rather by persuading shareholders to submit other candidates to compete for the number of vacancies voted on. This is Governance; this is Corporation...

Moreover, this is not even the practice abroad, and I have not found a precedent to support this innovation.

LISTED COMPANY

CORPORATE TAX CODE (CNPJ) No. 33.592.510/0001-54

BOARD OF TRADE REGISTRATION (NIRE) No. 33.300.019.766

Thus, also because there is no justification in the submitted Proposal, I vote against the inclusion of this specific proposal.

2.	Regarding Item V of Paragraph 10 of Article 11 of the Proposal:

a.	– the 12 (twelve) candidates with the greatest number of favorable votes, provided they are greater than the number of votes against, shall be deemed elected; in the event of a tie, the candidate that has received the least number of negative votes shall be deemed elected or, successively, the elder candidate;

Reiterating the aforementioned understanding and that of the CVM itself, I vote against the proposal.

3.	Regarding Item VI of Paragraph 10 of Article 11 of the Proposal:

a.	– in the event there is not, between the list submitted to the General Meeting by the Board of Directors and any separate candidates, 12 (twelve) candidates who have received in the General Meeting more favorable votes than votes against, there shall be a new election in another meeting for the positions that were not filled, with the preparation of a new list of candidates, with the same number of candidates as positions to be filled;

This is another abuse of majority over minority, as there is no law in this regard and, above all, no operational procedure is being presented for this situation, such as: will the former directors remain in office if their positions are not filled? How will the elected members take office? If no one takes office within 30 (thirty) days, the election loses its effectiveness. What happens in this situation, since a Shareholders’ General Meeting takes at least 40 days to occur? How do the costs of this new meeting work? What about liability for the acts?

Consider, fellow directors, that in addition to disagreeing with the innovation in terms of the form of election not set forth in Law No. 6,404/76, there is way for this to work. Nor is there any provision in the law for the election of the Board of Directors in successive shareholders’ general meetings caused by votes against.

For these reasons, I register a vote against the items listed above in the proposal submitted.

Sincerely,

Marcelo Gasparino da Silva – Independent Member of the Board of Directors

LISTED COMPANY

CORPORATE TAX CODE (CNPJ) No. 33.592.510/0001-54

BOARD OF TRADE REGISTRATION (NIRE) No. 33.300.019.766

EXHIBIT III

STATEMENT AND VOTE OF DIRECTOR ISABELLA SABOYA DE ALBUQUERQUE

In relation to the Article 11, paragraph 10, items IV, V and VI, I register my vote against the inclusion of such provisions clarifying that I fully support the proposal that the election of the Board is made by the list method and not by slate. However, I do not agree to condition the election of a Board member to the number of favorable votes being higher than the number of votes against. This methodology set forth in the Bylaws is unprecedented in Brazil and does not seem to be in line with the best corporate governance practices.

The prevailing international practice is that in a disputed election, that is, in which the number of candidates ends up being greater than the number of vacancies in the Board, the count of against vote is not used, but only the election by the order of favorable votes.

Vale has established the Nomination Committee to draw up a list of candidates according to a competency matrix that appropriate to the current needs of the company. Undoubtedly, the result of this work is expected to coincide fully with wishes of all its shareholders, but there is a possibility that some shareholders will give for lack of some profile that they consider essential to the Board of the company. The recent history of Vale’s control, which has now been defined as a company with pulverized capital, but clearly still with reference shareholders (a group with relevant shareholdings that until recently had always voted for common agreement), may impose a veto on the election of this alternative candidate. I fear that officializing this methodology in the Bylaw conveys an opposite message to Vale’s journey to be a true corporation. The matter is new in the Brazilian regulatory framework, hence, in my opinion, risky. Therefore, I am voting against the inclusion of this statutory disposals in the management’s proposal for Extraordinary Shareholder’s Meeting.

Rio de Janeiro, January 28th, 2021

Isabella Saboya de Albuquerque

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
	By:	/s/ Ivan Fadel
Date: January 29, 2021		Head of Investor Relations